Exhibit 99.1

Purple Biotech Establishes Scientific Advisory Board to Support Development of CAPTN-3 Tri-Specific Antibody Platform

Scientific Advisory Board (SAB) includes experts in the development and approved T-cell engager therapies, supporting CAPTN-3’s advancement toward clinical-stage immunotherapy development

SAB leverages expertise in translational science, NK and T cell biology

REHOVOT, Israel and BOSTON, Mass., April 23, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. ("Purple Biotech" or "the Company") (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer efficacy while minimizing toxicity, today announced the establishment of a SAB, including world-renowned experts, to advise the Company on the development of candidates from its next-generation CAPTN-3 tri-specific antibody platform. SAB Members:

●	Amir Horowitz, PhD- an expert in natural killer (NK) cell biology and tumor-immune interactions, Associate Professor of Immunology and Immunotherapy, and Oncological Sciences, Icahn School of Medicine at Mount Sinai

●	Afshin Dowlati, MD- Professor, Department of Medicine and Associate Director for Clinical Research, Case Comprehensive Cancer Center at Case Western Reserve University with extensive experience in early-phase clinical development of T-cell engager therapies in solid tumors, including DLL3-targeted approaches.

●	Alexander Shoushtari, MD- Associate Attending Physician, Melanoma Medical Oncologist and Cellular Therapist at Memorial Sloan Kettering Cancer Center and clinical investigator involved in the development of tebentafusp, one of the first approved T-cell engager therapies in solid tumors.

●	Max S. Topp, MD- Head of Hematology and Associate Professor for Translational Immunology at the Universitätsklinikum Würzburg, Germany Medical Clinic who played a key role in the early clinical development of blinatumomab, one of the first approved bispecific T-cell engager therapies.

“The newly established SAB brings together leading experts in T cell and NK engagers development, tumor immunology, and clinical oncology, including clinicians and scientists with direct experience in the development of some of the first approved and foundational therapies in the field. The SAB will provide strategic guidance as Purple advances our CAPTN-3 platform development.” said Gil Efron, Chief Executive Officer of Purple Biotech. “CAPTN-3 represents a differentiated approach to immunotherapy, combining conditional activation with multi-mechanism immune engagement. As we advance toward clinical development, we believe it is critical to bring together advisors with deep expertise across both the biology and clinical dimensions of T-cell engagers. We are pleased to assemble a group with direct experience in developing and advancing these types of therapies into the clinic.”

SAB Biographies

Amir Horowitz, PhD is an Associate Professor of Immunology and Immunotherapy, and Oncological Sciences, and a member of the Marc and Jennifer Lipschultz Precision Immunology Institute and The Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai. His research focuses on harnessing NK and CD8 T cells for antitumor effector functions and has demonstrated a novel immunotherapeutic target axis involving the interaction between HLA-E expressing tumor cells and NKG2A-positive NK and CD8 T cells, which suppresses immune responses in treatment-resistant patients. Dr. Horowitz and others have demonstrated that the HLA-E/NKG2A axis is a dominant inhibitory checkpoint pathway in solid tumors and metastasis.

Afshin Dowlati, MD, is an expert in the biology and clinical management of thoracic malignancies and has led the thoracic oncology program at Case Western Reserve University since 2000. His work bridges clinical practice and translational research, with a focus on target validation and drug development, and he is uniquely positioned to advance novel therapeutics from preclinical models into the clinic. A major focus of Dr. Dowlati’s research is small cell lung cancer (SCLC), an area where progress has been limited due to an incomplete understanding of disease biology. He has established a robust research infrastructure, including a retrospective clinical-pathologic database of over 800 SCLC patients treated at his institution over more than 15 years. This resource is complemented by genomic and transcriptomic data, enabling identification of clinically relevant mutations associated with survival and treatment response. His team utilizes cell line and mouse models to investigate these genomic drivers and generate data to support future clinical trials. He is also a founding member of an SCLC consortium dedicated to advancing research and treatment in this field, and has recently initiated efforts to define molecular predictors of response to immune checkpoint inhibitors in SCLC.

Alexander Shoushtari, MD, is a highly regarded medical oncologist based in New York, New York. He specializes in treating melanoma, particularly acral, mucosal, and uveal types, and is known for his expertise in cell- and immune-based therapies. Dr. Shoushtari has extensive experience in various oncology fields and is Associate Attending Physician at Memorial Sloan Kettering Cancer Center, where he has the largest practice for treating patients with melanoma. He is also an Assistant Attending Physician at the same institution, where he focuses on melanoma treatment and research. Dr. Shoushtari is a board-certified medical oncologist and has been in practice for over 15 years, offering a wealth of knowledge and experience to his patients.

Max S. Topp, MD, is head of haematology and associate Professor for translational immunology at the medical clinic II at the Universitätsklinikum Würzburg, Germany. After completing his medical degree at the University of Berlin, Germany, he undertook residencies at the Free University of Berlin and the University of Tübingen, both in Germany, and a postdoctoral fellowship in immunotherapy at the Fred Hutchinson Cancer Research Center in Seattle, USA. He is board certified in internal medicine and hematology/oncology and was appointed as Associated Professor for Translational Immunology in 2011 and Head of Hematology in 2014 at the Universitätsklinikum Würzburg. Professor Topp’s research interests are in immunotherapy, both bispecific antibody constructs and CAR-T cells of leukemia and lymphomas. In addition, he has been the principal investigator in numerous trials for acute lymphoblastic leukemia, Hodgkin’s lymphoma and diffuse large B-cell lymphoma. He is also a steering committee member of the German ALL Study Group and the German Hodgkin Lymphoma Study Group.

About the CAPTN-3 Platform

CAPTN-3, Purple Biotech's lead program, is a platform of masked tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus unmasked T-cell engagers. The platform’s lead candidates, IM1240 (targeting 5T4) and IM1305 (targeting TROP2), are in preclinical development.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com

3